EXHIBIT 12.2

VORNADO REALTY L.P.
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DISTRIBUTION REQUIREMENTS

	6 months ended June 30,		Year Ended December 31,
(Amounts in thousands)	2009		2008		2007	2006	2005	2004
Net income from continuing operations	$35,335		$193,203		$484,423	$603,339	$559,081	$603,596
Fixed charges	331,665		698,740		661,620	432,953	305,881	247,569
Income distributions from partially owned entities	15,131		44,690		24,044	35,911	40,152	16,740
Capitalized interest	(10,072)		(63,063)		(53,648)	(26,195)	(15,582)	(8,718)

Earnings - Numerator	$372,053		$873,570		$1,116,439	$1,046,008	$889,532	$859,187

Interest and debt expense	$317,196		$625,904		$599,804	$400,540	$284,876	$233,750
Capitalized interest	10,078		63,063		53,648	26,195	15,582	8,718
1/3 of rent expense–interest factor	4,391		9,773		8,168	6,218	5,423	5,101
Fixed charges - Denominator	331,665		698,740		661,620	432,953	305,881	247,569
Preferred unit distributions	38,175		76,834		77,009	80,518	97,232	97,198
Combined fixed charges and preference distributions – Denominator	$369,840		$775,574		$738,629	$513,471	$403,113	$344,767

Ratio of earnings to fixed charges	1.12	(1)	1.25	(1)	1.69	2.42	2.91	3.47
Ratio of earnings to combined fixed charges and preference distributions	1.01	(2)	1.12	(2)	1.51	2.04	2.21	2.49

(1)          Excluding non-cash impairment charges recognized in the year ended December 31, 2008 and the six months ended June 30, 2009, the ratio of earnings to fixed charges was 1.45 and 1.49, respectively.

(2)          Excluding non-cash impairment charges recognized in the year ended December 31, 2008 and the six months ended June 30, 2009, the ratio of earnings to combined fixed charges and preference distributions was 1.31 and 1.34, respectively.